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                                                Filed by Peregrine Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company: Remedy Corporation
                                                     Commission File No. 0-25494

The following is a list of Frequently Asked Questions and Answers to employees of Peregrine Systems, Inc. posted on its website on June 11, 2001.

Acquisition FAQs
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Q.  What is the agreement reached by Peregrine and Remedy?
A. Peregrine has signed an agreement to acquire Remedy, uniting two with complementary distribution channels, software applications, development environments and common views of the future. The completion of the transaction is subject to approval by Remedy's stockholders and governmental regulatory authorities, as well as other customary closing conditions. We expect it to close within the next three months.

Q.  What are the terms of the agreement?
A. The terms of the agreement were announced in the joint press release issued by Peregrine and Remedy, which is posted at www.peregrine.com and
                                                -----------------
    www.remedy.com.
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Q.  How do the value propositions of the companies' software offerings differ?
A. Peregrine has traditionally addressed the needs of large enterprise customers with a suite of applications with extensive embedded workflows. Peregrine's value proposition emphasizes giving customers the benefits of best practice embedded within the product set. Remedy has promoted a different value proposition, centered on the concept of flexible and adaptable application development technology through its Action Request System(R) (AR System(R)).

Q. How will Remedy's Help Desk applications and Peregrine's Infrastructure Management solutions be positioned?
A. Enhancements to the Remedy Help Desk will be released as planned. As the flagship service management product for the small-to-midsize customer, the Remedy Help Desk will remain a long-term investment commitment. Customers can be assured of Peregrine's continued development of AR System Help Desk packages. At the same time, Peregrine's Infrastructure Management offering will be a flagship for the enterprise customers - large, global corporations with complex infrastructures.

Q.  Will the Remedy and Peregrine technology platforms be merged?
A. Over time, the core technical foundation of the two companies will be unified and the strengths of both will be combined to offer a comprehensive platform that offers customers the best of two different worlds: 1) the flexibility, adaptability and speed of

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    the AR System to build and customize applications; and 2) Peregrine's technology, including its open architecture and its B2B Integration suite (acquired from Extricity, Inc.) The intent is to create the strongest solution platform in the software industry, delivering rapid installations and return on investment (ROI).

A. How will Peregrine be selling the Remedy Help Desk and Peregrine Infrastructure Management solutions?
Q. As the flagship service management product for the small and midsize customer, the Remedy Help Desk will remain a long-term investment commitment. Customers can be assured of Peregrine's continued development of Help Desk packages. At the same time, Peregrine's Infrastructure Management suite - including SerivceCenter(R) - will continue to be the flagship for the enterprise customer, those large, global corporations with complex infrastructures. In addition, AssetCenter(R) will be the flagship asset management product for both the midsize and enterprise customer. This leverages the distinct product strengths and market positions of the two organizations.

Q.  Will any customers be required to move off their existing platforms?
A. No, there is no need or pressure for either Remedy or Peregrine customers to transition to new products or platforms. Peregrine will sustain Remedy's discipline in protecting the APIs of the AR System environment, as well as the Remedy Help Desk and other applications that sit on it.



Q. How will Peregrine's Infrastructure Management solutions be offered as enhancements for the Remedy Help Desk applications?
A. There is already considerable precedent in the market for integration of Remedy's Help Desk with Peregrine's AssetCenter, knowledge management (Knowlix) solutions and InfraTools(TM). Peregrine will continue to promote these integrations with the AR System-based Help Desk with Peregrine's Get-It solution set, which gives employees ready access to the knowledge, resources and services they need in their jobs.

Q.  What is planned for Remedy's ARS system?
A. The AR System is a highly flexible and adaptable development environment. Peregrine intends to continue to enhance the AR System, including the scheduled release of AR System 5.0. In addition, Peregrine intends to further enhance the AR System with its rapidly growing B2B process integration technology, assuring compatibility and an innovation path for the large Peregrine customer base. The B2B Integrator suite includes process integration, application integration, real-time document transformation and business catalog management software. The combined AR System architecture and Peregrine 's B2B Integrator suite will give customers a platform for developing Weblications that digitally connect processes inside the enterprise and across the firewall to supply chain relationships, customers and other stakeholders.

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Q.  What will be the path for uniting development efforts?
A. Unified development efforts in the future will focus on bringing a fully Web-centric application development platform to market, unifying the best of the AR System with the best of Peregrine's Get-It Studio and the B2B Integration suite.

Q: How will the Remedy platform help Peregrine create new solutions in the future?
A: Peregrine has a track record for acquiring domain expertise and turning it into new solutions. With the addition of the Remedy platform (AR System), Peregrine will have unparalleled capabilities for rapidly creating new solutions and expanded value chains for its target customers.

Q.  How are the technologies from the two companies going to be integrated?
A. Integration will be facilitated and simplified with Peregrine integration technologies, which are part of its portfolio of solutions. In addition, many Peregrine Help Desk customers have already integrated Peregrine's AssetCenter,(R) Knowlix for WorkGroups and InfraTools.

Q. Will Peregrine continue to support Remedy's existing Help Desk customers and offerings?
A. As part of the Remedy Help Desk suite, Peregrine will support these Help Desk applications - Asset Management, Change Management, and SLA applications- as the flagship solutions for small and midsize customers. While Remedy customers will have the opportunity to integrate their applications with Peregrine s extensive solutions, there will be no pressure to transition. Peregrine will assume worldwide sales and support responsibility for the products. Peregrine IT Service Management and Customer Relationship Management customers will continue to receive support per their maintenance contracts and will be able to purchase additional licenses.

Q.  What is planned for Remedy's Customer Relationship Management (CRM) suite?
A. Customer extensions will be supported, along with current implementations and rollouts. In the future, Remedy's CRM applications will be focused around their strong customer support capabilities and the linkage to Peregrine's Infrastructure Management and B2B Relationship Management offerings. As with the other applications, the CRM product will be evolved to the new combined platform.

Q.  How has Peregrine grown as a company since founding?
A. Founded in 1981, the company is headquartered in San Diego, California, and has some 3,000 employees located in more than 80 offices worldwide. Peregrine helps organizations worldwide achieve frictionless business in managing the global infrastructures that support the work they do inside the company, while making it easy to connect electronically across the supply chain to other businesses outside the firewall. Its three lines of business include Infrastructure Management, Employee Relationship Management and B2B Relationship Management. These offerings all reduce costs, improve profitability, free up capital, and produce a lasting impact on the productivity of assets and people. Peregrine went public in 1997 and has grown at


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    a rate exceeding 75 percent a year, excluding the impact of acquisitions, since then. Its 46,000 customers include 92 percent of Fortune 500 companies.

Q.  How has Remedy grown since founding?
A. Founded in 1990, the company is headquartered in Mountain View, California, and has 1350 employees located worldwide. Remedy is a leading supplier of Information Technology Service Management (ITSM) and Customer Relationship Management (CRM) solutions, with Remedy products sold to more then 10,000 customer sites. Remedy's fast deployment programs and radical adaptability accelerate an organization's move to eBusiness as well as increasing the ability to continually differentiate from competitors. Remedy's customers continually improve both their customer interactions and their internal operations to raise satisfaction and lower costs. Remedy has grown at a CAG growth rate of 174% since 1990.

Q. Where can Peregrine and Remedy customers and partners seek additional information?
A.  Please call Peregrine at 800-632-6347 or visit www.peregrine.com.
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    Information from Remedy is available at www.remedy.com.
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                              * * * * * * * * * *

The foregoing list of Frequently Asked Questions and Answers to employees of Peregrine Systems, Inc. posted on Peregrine's website contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, intentions and strategies of Peregrine. Forward-looking statements relating to expectations about future events or results are based upon information available to Peregrine as of today's date. Peregrine assumes no obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of Peregrine or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while Peregrine and Remedy have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary government or stockholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger; the successful integration of Remedy into Peregrine's business; timely development, production and acceptance of the products and services contemplated by the proposed acquisition; and each company's ability to

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compete in the highly competitive and rapidly changing markets. The revenues and earnings of Peregrine and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of Peregrine and the combined company to expand their operations; risks relating to acquisitions, including potential difficulties in the assimilation of operations and technologies of the acquired company or assets; litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed from time to time in each of Peregrine's periodic reports and other documents filed with the Securities and Exchange Commission, including, but not limited to, Peregrine's report on Form 10-K for the fiscal year ended March 31, 2000, quarterly reports on Form 10-Q and current reports on Form 8-K.

                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

Peregrine plans to file a registration statement on Form S-4 in connection with the merger, and Remedy expects to mail a proxy statement/prospectus to stockholders of Remedy containing information about the merger. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. The registration statement and the proxy statement/prospectus will contain important information about Peregrine, Remedy, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus and these other documents may also be obtained from Peregrine by directing a request through the investors relations portion of Peregrine's website at http://www.peregrine.com or by mail to Peregrine Systems, Inc., 3611 Valley Centre Drive, San Diego, CA 92130, Attention: Investor Relations. Peregrine's telephone number is (858) 481-5000.

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In addition to the registration statement and the proxy statement/prospectus,
Peregrine and Remedy file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Peregrine or Remedy at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, Chicago, and Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Peregrine's and Remedy's filings with the commission are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

                      INFORMATION CONCERNING PARTICIPANTS

Remedy, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Remedy stockholders in favor of the merger. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus.

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